Exhibit 99.1

Li Auto Inc. Announces Unaudited Fourth Quarter and Full Year 2025 Financial Results

Quarterly total revenues reached RMB28.8 billion (US$4.1 billion)1

Quarterly deliveries were 109,194 vehicles

Full year total revenues reached RMB112.3 billion (US$16.1 billion)

Full year deliveries were 406,343 vehicles

BEIJING, China, March 12, 2026 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter and full year ended December 31, 2025.

Operating Highlights for the Fourth Quarter of 2025 and Full Year 2025

•	Total deliveries for the fourth quarter of 2025 were 109,194 vehicles, representing a 31.2% year-over-year decrease.

	FY 2025	2025 Q4	2025 Q3	2025 Q2	2025 Q1
Deliveries	406,343	109,194	93,211	111,074	92,864

	FY 2024	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Deliveries	500,508	158,696	152,831	108,581	80,400

•	As of December 31, 2025, in China, the Company had 548 retail stores in 159 cities, 561 servicing centers and Li Auto-authorized body and paint shops operating in 224 cities, and 3,907 super charging stations in operation equipped with 21,651 charging stalls.

Financial Highlights for the Fourth Quarter of 2025

•	Vehicle sales were RMB27.3 billion (US$3.9 billion) in the fourth quarter of 2025, representing a decrease of 36.1% from RMB42.6 billion in the fourth quarter of 2024 and an increase of 5.4% from RMB25.9 billion in the third quarter of 2025.

•	Vehicle margin2 was 16.8% in the fourth quarter of 2025, compared with 19.7% in the fourth quarter of 2024 and 15.5% in the third quarter of 2025.

•	Total revenues were RMB28.8 billion (US$4.1 billion) in the fourth quarter of 2025, representing a decrease of 35.0% from RMB44.3 billion in the fourth quarter of 2024 and an increase of 5.2% from RMB27.4 billion in the third quarter of 2025.

•	Gross profit was RMB5.1 billion (US$733.7 million) in the fourth quarter of 2025, representing a decrease of 42.8% from RMB9.0 billion in the fourth quarter of 2024 and an increase of 14.8% from RMB4.5 billion in the third quarter of 2025.

•	Gross margin was 17.8% in the fourth quarter of 2025, compared with 20.3% in the fourth quarter of 2024 and 16.3% in the third quarter of 2025.

•	Operating expenses were RMB5.6 billion (US$797.0 million) in the fourth quarter of 2025, representing an increase of 5.8% from RMB5.3 billion in the fourth quarter of 2024 and a decrease of 1.3% from RMB5.6 billion in the third quarter of 2025.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

1

•	Loss from operations was RMB442.6 million (US$63.3 million) in the fourth quarter of 2025, compared with RMB3.7 billion income from operations in the fourth quarter of 2024 and RMB1.2 billion loss from operations in the third quarter of 2025.

•	Operating margin was negative 1.5% in the fourth quarter of 2025, compared with 8.4% in the fourth quarter of 2024 and negative 4.3% in the third quarter of 2025.

•	Net income was RMB20.2 million (US$2.9 million) in the fourth quarter of 2025, compared with net income of RMB3.5 billion in the fourth quarter of 2024 and net loss of RMB624.4 million in the third quarter of 2025. Non-GAAP net income[3] was RMB274.4 million (US$39.2 million) in the fourth quarter of 2025, compared with non-GAAP net income of RMB4.0 billion in the fourth quarter of 2024 and non-GAAP net loss of RMB359.7 million in the third quarter of 2025.

•	Diluted net earnings per ADS[4] attributable to ordinary shareholders was RMB0.01 (US$0.001) in the fourth quarter of 2025, compared with diluted net earnings per ADS attributable to ordinary shareholders of RMB3.31 in the fourth quarter of 2024 and diluted net loss per ADS attributable to ordinary shareholders of RMB0.62 in the third quarter of 2025. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB0.25 (US$0.04) in the fourth quarter of 2025, compared with non-GAAP diluted net earnings per ADS attributable to ordinary shareholders of RMB3.79 in the fourth quarter of 2024 and non-GAAP diluted net loss per ADS attributable to ordinary shareholders of RMB0.36 in the third quarter of 2025.

•	Net cash provided by operating activities was RMB3.5 billion (US$503.5 million) in the fourth quarter of 2025, compared with RMB8.7 billion net cash provided by operating activities in the fourth quarter of 2024 and RMB7.4 billion net cash used in operating activities in the third quarter of 2025.

•	Free cash flow[5] was RMB2.5 billion (US$352.9 million) in the fourth quarter of 2025, compared with RMB6.1 billion in the fourth quarter of 2024 and negative RMB8.9 billion in the third quarter of 2025.

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses and release of valuation allowance on deferred tax assets. See “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Each ADS represents two Class A ordinary shares.

5 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

2

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Three Months Ended			% Change[6]
	December 31, 2024	September 30, 2025	December 31, 2025	YoY		QoQ
	RMB	RMB	RMB
Vehicle sales	42,643.0	25,867.1	27,252.3	(36.1)%		5.4%
Vehicle margin	19.7%	15.5%	16.8%	(2.9	)pts	1.3	pts

Total revenues	44,273.7	27,364.7	28,775.4	(35.0)%		5.2%
Gross profit	8,970.2	4,469.0	5,130.6	(42.8)%		14.8%
Gross margin	20.3%	16.3%	17.8%	(2.5	)pts	1.5	pts

Operating expenses	(5,266.9)	(5,646.2)	(5,573.2)	5.8%		(1.3)%
Income/(Loss) from operations	3,703.3	(1,177.2)	(442.6)	N/A		(62.4)%
Operating margin	8.4%	(4.3)%	(1.5)%	(9.9	)pts	2.8	pts

Net income/(loss)	3,532.7	(624.4)	20.2	(99.4)%		N/A
Non-GAAP net income/(loss)	4,039.7	(359.7)	274.4	(93.2)%		N/A

Diluted net earnings/(loss) per ADS attributable to ordinary shareholders	3.31	(0.62)	0.01	(99.7)%		N/A
Non-GAAP diluted net earnings/(loss) per ADS attributable to ordinary shareholders	3.79	(0.36)	0.25	(93.4)%		N/A

Net cash provided by/(used in) operating activities	8,680.3	(7,395.6)	3,521.4	(59.4)%		N/A
Free cash flow (non-GAAP)	6,059.3	(8,912.2)	2,467.6	(59.3)%		N/A

6 Except for vehicle margin, gross margin, and operating margin, where absolute changes instead of percentage changes are presented.

3

Financial Highlights for the Full Year 2025

•	Vehicle sales were RMB106.7 billion (US$15.3 billion) in 2025, representing a decrease of 23.0% from RMB138.5 billion in 2024.

•	Vehicle margin was 17.9% in 2025, compared with 19.8% in 2024.

•	Total revenues were RMB112.3 billion (US$16.1 billion) in 2025, representing a decrease of 22.3% from RMB144.5 billion in 2024.

•	Gross profit was RMB21.0 billion (US$3.0 billion) in 2025, representing a decrease of 29.2% from RMB29.7 billion in 2024.

•	Gross margin was 18.7% in 2025, compared with 20.5% in 2024.

•	Operating expenses were RMB21.5 billion (US$3.1 billion) in 2025, representing a decrease of 5.0% from RMB22.6 billion in 2024.

•	Loss from operations was RMB521.1 million (US$74.5 million) in 2025, compared with RMB7.0 billion income from operations in 2024.

•	Operating margin was negative 0.5% in 2025, compared with 4.9% in 2024.

•	Net income was RMB1.1 billion (US$162.9 million) in 2025, representing a decrease of 85.8% from RMB8.0 billion in 2024. Non-GAAP net income was RMB2.4 billion (US$342.8 million) in 2025, representing a decrease of 77.5% from RMB10.7 billion in 2024.

•	Diluted net earnings per ADS attributable to ordinary shareholders was RMB1.08 (US$0.15) in 2025, compared with RMB7.58 in 2024. Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders was RMB2.25 (US$0.32) in 2025, compared with RMB10.04 in 2024.

•	Net cash used in operating activities was RMB8.6 billion (US$1.2 billion) in 2025, compared with RMB15.9 billion net cash provided by operating activities in 2024.

•	Free cash flow was negative RMB12.8 billion (US$1.8 billion) in 2025, compared with RMB8.2 billion in 2024.

4

Key Financial Results

(in millions, except for percentages and per ADS data)

	For the Year Ended		% Change
	December 31, 2024	December 31, 2025	YoY
	RMB	RMB
Vehicle sales	138,538.1	106,683.1	(23.0)%
Vehicle margin	19.8%	17.9%	(1.9	)pts

Total revenues	144,459.9	112,312.5	(22.3)%
Gross profit	29,656.1	20,985.1	(29.2)%
Gross margin	20.5%	18.7%	(1.8	)pts

Operating expenses	(22,637.0)	(21,506.2)	(5.0)%
Income/(Loss) from operations	7,019.1	(521.1)	N/A
Operating margin	4.9%	(0.5)%	(5.4	)pts

Net income	8,045.3	1,139.4	(85.8)%
Non-GAAP net income	10,670.1	2,397.2	(77.5)%

Diluted net earnings per ADS attributable to ordinary shareholders	7.58	1.08	(85.8)%
Non-GAAP diluted net earnings per ADS attributable to ordinary shareholders	10.04	2.25	(77.6)%

Net cash provided by/(used in) operating activities	15,933.2	(8,611.4)	N/A
Free cash flow (non-GAAP)	8,203.1	(12,816.9)	N/A

5

Recent Developments

Delivery Update

•	In January and February 2026, the Company delivered 27,668 and 26,421 vehicles, respectively. As of February 28, 2026, in China, the Company had 539 retail stores in 160 cities, 548 servicing centers and Li Auto-authorized servicing shops operating in 223 cities, and 4,054 super charging stations in operation equipped with 22,447 charging stalls.

Li AI Glasses, Livis

•	In December 2025, the Company launched its AI glasses, Livis, at a starting price of RMB1,999. Livis comes standard with high-quality ZEISS lenses and features frames weighing 36 grams. It is equipped with Li Xiang Tong Xue Agent and Livis OS, an operating system developed in-house by the Company specifically for AI glasses, offering capabilities such as photo and video capture, intelligent Q&A, and audio playback. Livis can also seamlessly integrate with Li Auto’s in-car infotainment system, facilitating a more convenient vehicle control experience.

Overseas Expansion

•	In December 2025, the Company entered the markets in Egypt, Kazakhstan, and Azerbaijan, further expanding its global footprint.

Safety and Health Assessment Results

•	In January 2026, according to China Insurance Automotive Safety Index (C-IASI) evaluation results under the latest assessment protocol, Li i8 received top ratings across occupant safety, pedestrian safety, assistance safety and new energy vehicle (NEV)-specific categories, along with a “G” rating for crashworthiness and repair economy.

•	In December 2025, Li i6 achieved the highest overall score ever recorded among NEVs in the China-Automobile Health Index (C-AHI) assessment conducted by China Automotive Engineering Research Institute Co., Ltd. Li i6 also received the highest ratings across all three categories assessed: the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “Following our proactive strategic adjustments in 2025, we have seen positive momentum across organizational efficiency, supply capability, and sales system since the fourth quarter. These improvements have translated into higher store efficiency, alleviated Li i6 production constraints, and a recovery in Li i8 sales. In 2026, we will embark on an important product cycle. The all-new Li L9 to be launched in the second quarter will feature comprehensive upgrades in powertrain, autonomous driving, and chassis technology, all designed to deliver a generational leap in user experience. Looking ahead, we will continue to refine our restructured AI-native R&D system and consistently invest in R&D to drive product innovation and technological breakthroughs over the long term.”

Mr. Tie Li, chief financial officer of Li Auto, added, “Despite near-term challenges from product cycle transitions and heightened industry competition, we leveraged our operational strength and disciplined cost management to achieve a resilient gross margin for the fourth quarter. Our solid financial position also underpinned overall performance, resulting in a positive bottom line for the full year. Our year-end cash position remained robust at RMB101.2 billion, providing ample fuel for us to capture the immense opportunities in embodied AI while accelerating global expansion.”

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Financial Results for the Fourth Quarter of 2025

Revenues

•	Total revenues were RMB28.8 billion (US$4.1 billion) in the fourth quarter of 2025, representing a decrease of 35.0% from RMB44.3 billion in the fourth quarter of 2024 and an increase of 5.2% from RMB27.4 billion in the third quarter of 2025.

•	Vehicle sales were RMB27.3 billion (US$3.9 billion) in the fourth quarter of 2025, representing a decrease of 36.1% from RMB42.6 billion in the fourth quarter of 2024 and an increase of 5.4% from RMB25.9 billion in the third quarter of 2025. The decrease in revenue from vehicle sales over the fourth quarter of 2024 was primarily attributable to the decrease in vehicle deliveries. The increase in revenue from vehicle sales over the third quarter of 2025 was primarily attributable to the increase in vehicle deliveries, partially offset by lower average selling price due to different product mix following the commencement of Li i6 deliveries.

•	Other sales and services were RMB1.5 billion (US$217.8 million) in the fourth quarter of 2025, representing a decrease of 6.6% from RMB1.6 billion in the fourth quarter of 2024 and an increase of 1.7% from RMB1.5 billion in the third quarter of 2025. The revenue from other sales and services remained relatively stable over the fourth quarter of 2024 and third quarter of 2025.

Cost of Sales and Gross Margin

•	Cost of sales was RMB23.6 billion (US$3.4 billion) in the fourth quarter of 2025, representing a decrease of 33.0% from RMB35.3 billion in the fourth quarter of 2024 and an increase of 3.3% from RMB22.9 billion in the third quarter of 2025. The decrease in cost of sales over the fourth quarter of 2024 was primarily attributable to the decrease in vehicle deliveries. The increase in cost of sales over the third quarter of 2025 was primarily attributable to the increase in vehicle deliveries, partially offset by the estimated costs related to the recall of Li MEGA in the third quarter of 2025 and lower average cost of sales due to different product mix.

•	Gross profit was RMB5.1 billion (US$733.7 million) in the fourth quarter of 2025, representing a decrease of 42.8% from RMB9.0 billion in the fourth quarter of 2024 and an increase of 14.8% from RMB4.5 billion in the third quarter of 2025.

•	Vehicle margin was 16.8% in the fourth quarter of 2025, compared with 19.7% in the fourth quarter of 2024 and 15.5% in the third quarter of 2025. The decrease in vehicle margin over the fourth quarter of 2024 was mainly attributable to different product mix. The increase in vehicle margin over the third quarter of 2025 was mainly attributable to the estimated costs related to the recall of Li MEGA in the third quarter of 2025, partially offset by lower average selling price due to different product mix following the commencement of Li i6 deliveries.

•	Gross margin was 17.8% in the fourth quarter of 2025, compared with 20.3% in the fourth quarter of 2024 and 16.3% in the third quarter of 2025. The changes in gross margin over the fourth quarter of 2024 and third quarter of 2025 were mainly due to the changes in vehicle margin.

Operating Expenses

•	Operating expenses were RMB5.6 billion (US$797.0 million) in the fourth quarter of 2025, representing an increase of 5.8% from RMB5.3 billion in the fourth quarter of 2024 and a decrease of 1.3% from RMB5.6 billion in the third quarter of 2025.

•	Research and development expenses were RMB3.0 billion (US$431.4 million) in the fourth quarter of 2025, representing an increase of 25.3% from RMB2.4 billion in the fourth quarter of 2024 and an increase of 1.4% from RMB3.0 billion in the third quarter of 2025. The increase in research and development expenses over the fourth quarter of 2024 was mainly attributable to costs related to AI and other programs to support expanding product portfolios and technologies. The research and development expenses remained relatively stable over the third quarter of 2025.

•	Selling, general and administrative expenses were RMB2.6 billion (US$378.5 million) in the fourth quarter of 2025, representing a decrease of 14.0% from RMB3.1 billion in the fourth quarter of 2024 and a decrease of 4.4% from RMB2.8 billion in the third quarter of 2025. The decrease in selling, general and administrative expenses over the fourth quarter of 2024 was primarily due to decreased employee compensation. The selling, general and administrative expenses remained relatively stable over the third quarter of 2025.

7

Income/(Loss) from Operations

•	Loss from operations was RMB442.6 million (US$63.3 million) in the fourth quarter of 2025, compared with RMB3.7 billion income from operations in the fourth quarter of 2024 and RMB1.2 billion loss from operations in the third quarter of 2025. Operating margin was negative 1.5% in the fourth quarter of 2025, compared with 8.4% in the fourth quarter of 2024 and negative 4.3% in the third quarter of 2025. Non-GAAP loss from operations was RMB188.4 million (US$26.9 million) in the fourth quarter of 2025, compared with RMB4.2 billion non-GAAP income from operations in the fourth quarter of 2024 and RMB912.5 million non-GAAP loss from operations in the third quarter of 2025.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net income was RMB20.2 million (US$2.9 million) in the fourth quarter of 2025, compared with RMB3.5 billion net income in the fourth quarter of 2024 and RMB624.4 million net loss in the third quarter of 2025. Non-GAAP net income was RMB274.4 million (US$39.2 million) in the fourth quarter of 2025, compared with RMB4.0 billion non-GAAP net income in the fourth quarter of 2024 and RMB359.7 million non-GAAP net loss in the third quarter of 2025.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders were both RMB0.01 (US$0.001) in the fourth quarter of 2025, compared with RMB3.52 and RMB3.31 basic and diluted net earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2024, respectively, and RMB0.62 and RMB0.62 basic and diluted net loss per ADS attributable to ordinary shareholders in the third quarter of 2025, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders was RMB0.26 (US$0.04) and RMB0.25 (US$0.04) in the fourth quarter of 2025, respectively, compared with RMB4.03 and RMB3.79 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2024, respectively, and RMB0.36 and RMB0.36 non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders in the third quarter of 2025, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB101.2 billion (US$14.5 billion) as of December 31, 2025.

•	Net cash provided by operating activities was RMB3.5 billion (US$503.5 million) in the fourth quarter of 2025, compared with RMB8.7 billion net cash provided by operating activities in the fourth quarter of 2024 and RMB7.4 billion net cash used in operating activities in the third quarter of 2025. The change in net cash provided by operating activities over the fourth quarter of 2024 was mainly due to the decrease in cash received from customers, partially offset by decreased payment related to inventory purchase. The change in net cash provided by operating activities over the third quarter of 2025 was mainly due to decreased payment related to inventory purchase.

•	Free cash flow was RMB2.5 billion (US$352.9 million) in the fourth quarter of 2025, compared with RMB6.1 billion in the fourth quarter of 2024 and negative RMB8.9 billion in the third quarter of 2025.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

8

Financial Results for the Full Year 2025

Revenues

•	Total revenues were RMB112.3 billion (US$16.1 billion) in 2025, representing a decrease of 22.3% from RMB144.5 billion in 2024.

•	Vehicle sales were RMB106.7 billion (US$15.3 billion) in 2025, representing a decrease of 23.0% from RMB138.5 billion in 2024. The decrease in revenue from vehicle sales was mainly attributable to the decrease in vehicle deliveries.

•	Other sales and services were RMB5.6 billion (US$805.0 million) in 2025, representing a decrease of 4.9% from RMB5.9 billion in 2024. The revenue from other sales and services remained relatively stable over the year of 2024.

Cost of Sales and Gross Margin

•	Cost of sales was RMB91.3 billion (US$13.1 billion) in 2025, representing a decrease of 20.4% from RMB114.8 billion in 2024. The decrease in cost of sales was mainly attributable to the decrease in vehicle deliveries.

•	Gross profit was RMB21.0 billion (US$3.0 billion) in 2025, representing a decrease of 29.2% from RMB29.7 billion in 2024.

•	Vehicle margin was 17.9% in 2025, compared with 19.8% in 2024. The decrease in vehicle margin was mainly due to different product mix.

•	Gross margin was 18.7% in 2025, compared with 20.5% in 2024. The decrease in gross margin was mainly attributable to the decrease in vehicle margin.

Operating Expenses

•	Operating expenses were RMB21.5 billion (US$3.1 billion) in 2025, representing a decrease of 5.0% from RMB22.6 billion in 2024.

•	Research and development expenses were RMB11.3 billion (US$1.6 billion) in 2025, representing an increase of 2.2% from RMB11.1 billion in 2024. The research and development expenses remained relatively stable over the year of 2024.

•	Selling, general and administrative expenses were RMB10.7 billion (US$1.5 billion) in 2025, representing a decrease of 12.8% from RMB12.2 billion in 2024. The decrease in selling, general and administrative expenses was primarily due to decreased employee compensation associated with the recognition of share-based compensation expenses regarding the chief executive officer’s performance-based awards in 2024.

Income/(Loss) from Operations

•	Loss from operations was RMB521.1 million (US$74.5 million) in 2025, compared with RMB7.0 billion income from operations in 2024. Operating margin was negative 0.5% in 2025, compared with 4.9% in 2024. Non-GAAP income from operations was RMB736.6 million (US$105.3 million) in 2025, representing a decrease of 92.4% from RMB9.7 billion in 2024.

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Net Income and Net Earnings Per Share

•	Net income was RMB1.1 billion (US$162.9 million) in 2025, representing a decrease of 85.8% from RMB8.0 billion in 2024. Non-GAAP net income was RMB2.4 billion (US$342.8 million) in 2025, representing a decrease of 77.5% from RMB10.7 billion in 2024.

•	Basic and diluted net earnings per ADS attributable to ordinary shareholders was RMB1.12 (US$0.16) and RMB1.08 (US$0.15) in 2025, respectively, compared with RMB8.06 and RMB7.58 in 2024, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders was RMB2.36 (US$0.34) and RMB2.25 (US$0.32) in 2025, respectively, compared with RMB10.69 and RMB10.04 in 2024, respectively.

Operating Cash Flow and Free Cash Flow

•	Net cash used in operating activities was RMB8.6 billion (US$1.2 billion) in 2025, compared with RMB15.9 billion net cash provided by operating activities in 2024. The change in net cash used in operating activities was mainly due to decrease in cash received from customers.

•	Free cash flow was negative RMB12.8 billion (US$1.8 billion) in 2025, compared with RMB8.2 billion in 2024.

Employees

•	As of December 31, 2025, the Company had a total of 30,728 employees.

Business Outlook

For the first quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 85,000 and 90,000 vehicles, representing a year-over-year decrease of 8.5% to 3.1%.

•	Total revenues to be between RMB20.4 billion (US$2.9 billion) and RMB21.6 billion (US$3.1 billion), representing a year-over-year decrease of 21.3% to 16.7%.

This business outlook reflects the Company’s current and preliminary views on its business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Thursday, March 12, 2026 (8:00 p.m. Beijing/Hong Kong Time on March 12, 2026) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10053202-045ws9.html

A replay of the conference call will be accessible through March 19, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10053202

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.lixiang.com.

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Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/(loss) per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/(loss) per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World (主动积极, 改变世界). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

11

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com

12

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Vehicle sales	42,642,978	25,867,091	27,252,291	3,897,026	138,538,092	106,683,100	15,255,480
Other sales and services	1,630,694	1,497,571	1,523,131	217,805	5,921,854	5,629,411	804,995
Total revenues	44,273,672	27,364,662	28,775,422	4,114,831	144,459,946	112,312,511	16,060,475
Cost of sales:
Vehicle sales	(34,252,151)	(21,846,962)	(22,669,292)	(3,241,666)	(111,121,036)	(87,591,473)	(12,525,414)
Other sales and services	(1,051,303)	(1,048,699)	(975,501)	(139,495)	(3,682,772)	(3,735,980)	(534,238)
Total cost of sales	(35,303,454)	(22,895,661)	(23,644,793)	(3,381,161)	(114,803,808)	(91,327,453)	(13,059,652)
Gross profit	8,970,218	4,469,001	5,130,629	733,670	29,656,138	20,985,058	3,000,823
Operating expenses:
Research and development	(2,408,357)	(2,974,338)	(3,016,587)	(431,366)	(11,071,358)	(11,314,949)	(1,618,016)
Selling, general and administrative	(3,076,993)	(2,769,019)	(2,647,068)	(378,525)	(12,229,323)	(10,664,857)	(1,525,055)
Other operating income, net	218,446	97,155	90,438	12,932	663,657	473,631	67,728
Total operating expenses	(5,266,904)	(5,646,202)	(5,573,217)	(796,959)	(22,637,024)	(21,506,175)	(3,075,343)
Income/(Loss) from operations	3,703,314	(1,177,201)	(442,588)	(63,289)	7,019,114	(521,117)	(74,520)
Other (expense)/income:
Interest expense	(61,759)	(32,663)	(37,419)	(5,351)	(187,755)	(168,078)	(24,035)
Interest income and investment income, net	403,021	475,435	430,733	61,594	1,819,964	1,918,883	274,397
Others, net	17,128	(4,501)	21,930	3,136	664,301	67,447	9,645
Income/(Loss) before income tax	4,061,704	(738,930)	(27,344)	(3,910)	9,315,624	1,297,135	185,487
Income tax (expense)/benefit	(529,010)	114,534	47,587	6,805	(1,270,374)	(157,707)	(22,552)
Net income/(loss)	3,532,694	(624,396)	20,243	2,895	8,045,250	1,139,428	162,935
Less: Net income attributable to noncontrolling interests	9,757	580	13,724	1,963	12,900	14,990	2,143
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	3,522,937	(624,976)	6,519	932	8,032,350	1,124,438	160,792

Net income/(loss)	3,532,694	(624,396)	20,243	2,895	8,045,250	1,139,428	162,935
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	236,903	(71,876)	(337,950)	(48,326)	53,128	(653,432)	(93,440)
Total other comprehensive income/(loss)	236,903	(71,876)	(337,950)	(48,326)	53,128	(653,432)	(93,440)
Total comprehensive income/(loss)	3,769,597	(696,272)	(317,707)	(45,431)	8,098,378	485,996	69,495
Less: Net income attributable to noncontrolling interests	9,757	580	13,724	1,963	12,900	14,990	2,143
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.	3,759,840	(696,852)	(331,431)	(47,394)	8,085,478	471,006	67,352
Weighted average number of ADSs
Basic	1,000,250,311	1,009,414,942	1,010,547,649	1,010,547,649	996,595,976	1,007,535,097	1,007,535,097
Diluted	1,066,897,163	1,009,414,942	1,041,928,950	1,041,928,950	1,064,636,715	1,071,363,764	1,071,363,764
Net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	3.52	(0.62)	0.01	0.00	8.06	1.12	0.16
Diluted	3.31	(0.62)	0.01	0.00	7.58	1.08	0.15
Weighted average number of ordinary shares
Basic	2,000,500,621	2,018,829,884	2,021,095,298	2,021,095,298	1,993,191,951	2,015,070,194	2,015,070,194
Diluted	2,133,794,325	2,018,829,884	2,083,857,900	2,083,857,900	2,129,273,430	2,142,727,527	2,142,727,527
Net earnings/(loss) per share attributable to ordinary shareholders
Basic	1.76	(0.31)	0.00	0.00	4.03	0.56	0.08
Diluted	1.65	(0.31)	0.00	0.00	3.79	0.54	0.08

13

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	65,901,123	56,691,765	8,106,815
Restricted cash	6,849	216,314	30,932
Time deposits and short-term investments	46,904,548	44,331,407	6,339,307
Trade receivable	135,112	119,823	17,134
Inventories	8,185,604	8,752,439	1,251,582
Prepayments and other current assets	5,176,546	5,174,246	739,907
Total current assets	126,309,782	115,285,994	16,485,677
Non-current assets:
Long-term investments	922,897	848,672	121,358
Property, plant and equipment, net	21,140,933	22,774,938	3,256,773
Operating lease right-of-use assets, net	8,323,963	9,099,313	1,301,184
Intangible assets, net	914,951	1,191,974	170,450
Goodwill	5,484	5,484	784
Deferred tax assets	2,542,180	3,334,206	476,785
Other non-current assets	2,188,888	1,755,237	250,996
Total non-current assets	36,039,296	39,009,824	5,578,330
Total assets	162,349,078	154,295,818	22,064,007
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	281,102	6,217,745	889,126
Trade and notes payable	53,596,194	40,579,219	5,802,751
Amounts due to related parties	11,492	26,644	3,810
Deferred revenue, current	1,396,489	1,621,429	231,861
Operating lease liabilities, current	1,438,092	1,690,356	241,718
Finance lease liabilities, current	95,205	-	-
Accruals and other current liabilities	12,397,322	13,412,260	1,917,924
Total current liabilities	69,215,896	63,547,653	9,087,190
Non-current liabilities:
Long-term borrowings	8,151,598	3,299,203	471,780
Deferred revenue, non-current	720,531	624,734	89,336
Operating lease liabilities, non-current	5,735,738	6,258,957	895,019
Finance lease liabilities, non-current	642,984	348,506	49,836
Deferred tax liabilities	864,999	691,652	98,905
Other non-current liabilities	5,696,950	6,385,370	913,096
Total non-current liabilities	21,812,800	17,608,422	2,517,972
Total liabilities	91,028,696	81,156,075	11,605,162
Total Li Auto Inc. shareholders’ equity	70,874,884	72,619,255	10,384,416
Noncontrolling interests	445,498	520,488	74,429
Total shareholders’ equity	71,320,382	73,139,743	10,458,845
Total liabilities and shareholders’ equity	162,349,078	154,295,818	22,064,007

14

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	8,680,301	(7,395,580)	3,521,370	503,549	15,933,160	(8,611,397)	(1,231,413)
Net cash (used in)/provided by investing activities	(19,987,058)	8,373,137	2,110,251	301,762	(41,137,169)	(703,125)	(100,546)
Net cash (used in)/provided by financing activities	(734,467)	597,470	178,563	25,534	(415,648)	767,402	109,737
Effect of exchange rate changes on cash, cash equivalents and restricted cash	355,742	(48,607)	(225,491)	(32,245)	198,120	(452,773)	(64,746)
Net change in cash, cash equivalents and restricted cash	(11,685,482)	1,526,420	5,584,693	798,600	(25,421,537)	(8,999,893)	(1,286,968)
Cash, cash equivalents and restricted cash at beginning of period	77,593,454	49,796,966	51,323,386	7,339,147	91,329,509	65,907,972	9,424,715
Cash, cash equivalents and restricted cash at end of period	65,907,972	51,323,386	56,908,079	8,137,747	65,907,972	56,908,079	8,137,747

Net cash provided by/(used in) operating activities	8,680,301	(7,395,580)	3,521,370	503,549	15,933,160	(8,611,397)	(1,231,413)
Capital expenditures	(2,620,969)	(1,516,607)	(1,053,769)	(150,687)	(7,730,022)	(4,205,517)	(601,381)
Free cash flow (non-GAAP)	6,059,332	(8,912,187)	2,467,601	352,862	8,203,138	(12,816,914)	(1,832,794)

15

Li Auto Inc.

Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended				For the Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of sales	(35,303,454)	(22,895,661)	(23,644,793)	(3,381,161)	(114,803,808)	(91,327,453)	(13,059,652)
Share-based compensation expenses	10,394	10,260	10,405	1,488	39,728	35,996	5,147
Non-GAAP cost of sales	(35,293,060)	(22,885,401)	(23,634,388)	(3,379,673)	(114,764,080)	(91,291,457)	(13,054,505)

Research and development expenses	(2,408,357)	(2,974,338)	(3,016,587)	(431,366)	(11,071,358)	(11,314,949)	(1,618,016)
Share-based compensation expenses	303,047	164,014	143,303	20,492	1,257,921	782,917	111,956
Non-GAAP research and development expenses	(2,105,310)	(2,810,324)	(2,873,284)	(410,874)	(9,813,437)	(10,532,032)	(1,506,060)

Selling, general and administrative expenses	(3,076,993)	(2,769,019)	(2,647,068)	(378,525)	(12,229,323)	(10,664,857)	(1,525,055)
Share-based compensation expenses	199,633	90,425	100,492	14,370	1,333,256	438,841	62,753
Non-GAAP selling, general and administrative expenses	(2,877,360)	(2,678,594)	(2,546,576)	(364,155)	(10,896,067)	(10,226,016)	(1,462,302)

Income/(Loss) from operations	3,703,314	(1,177,201)	(442,588)	(63,289)	7,019,114	(521,117)	(74,520)
Share-based compensation expenses	513,074	264,699	254,200	36,350	2,630,905	1,257,754	179,856
Non-GAAP income/(loss) from operations	4,216,388	(912,502)	(188,388)	(26,939)	9,650,019	736,637	105,336

Net income/(loss)	3,532,694	(624,396)	20,243	2,895	8,045,250	1,139,428	162,935
Share-based compensation expenses	513,074	264,699	254,200	36,350	2,630,905	1,257,754	179,856
Release of valuation allowance on deferred tax assets	(6,085)	—	—	—	(6,085)	—	—
Non-GAAP net income/(loss)[8]	4,039,683	(359,697)	274,443	39,245	10,670,070	2,397,182	342,791

Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	3,522,937	(624,976)	6,519	932	8,032,350	1,124,438	160,792
Share-based compensation expenses	513,074	264,699	254,200	36,350	2,630,905	1,257,754	179,856
Release of valuation allowance on deferred tax assets	(6,085)	—	—	—	(6,085)	—	—
Non-GAAP net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	4,029,926	(360,277)	260,719	37,282	10,657,170	2,382,192	340,648

Weighted average number of ADSs
Basic	1,000,250,311	1,009,414,942	1,010,547,649	1,010,547,649	996,595,976	1,007,535,097	1,007,535,097
Diluted	1,066,897,163	1,009,414,942	1,041,928,950	1,041,928,950	1,064,636,715	1,071,363,764	1,071,363,764
Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	4.03	(0.36)	0.26	0.04	10.69	2.36	0.34
Diluted	3.79	(0.36)	0.25	0.04	10.04	2.25	0.32
Weighted average number of ordinary shares
Basic	2,000,500,621	2,018,829,884	2,021,095,298	2,021,095,298	1,993,191,951	2,015,070,194	2,015,070,194
Diluted	2,133,794,325	2,018,829,884	2,083,857,900	2,083,857,900	2,129,273,430	2,142,727,527	2,142,727,527
Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders
Basic	2.01	(0.18)	0.13	0.02	5.35	1.18	0.17
Diluted	1.89	(0.18)	0.13	0.02	5.02	1.13	0.16

8 Non-GAAP items have no tax impact for all the periods presented.

16